December 19, 2025

Michael Farr
Chief Executive Officer
Superstar Platforms Inc.
586 Cobb Parkway S., Suite 900
Marietta, GA 30060

       Re: Superstar Platforms Inc.
           Registration Statement on Form 10-12G
           Filed May 1, 2025
           File No. 000-56744
Dear Michael Farr:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Stephen Mills